April 2, 2013

VIA EDGAR SUBMISSION AND FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:                   Mr. Kevin L. Vaughn, Accounting Branch Manager
Division of Corporate Finance

Re:	Roper Industries, Inc. Form 10-K for the Year Ended December 31, 2012 Filed February 25, 2013 File No. 001-12273

Dear Mr. Vaughn:
This letter responds to the comments of the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission") to Mr. John Humphrey, Roper Industries, Inc. (the "Company") in the letter dated March 19, 2013 (the "Comment Letter") regarding the above-referenced Form 10-K for the Company's fiscal year ended December 31, 2012.
Set forth below are the Staff's comments (in bold) and the Company's responses thereto, organized as set forth in the Comment Letter.
 Form 10-K for the year ended December 31, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Financial Condition, Liquidity and Capital Resources

1.  We note that you redeemed a portion of your Senior Subordinated Convertible Notes during the year ended December 31, 2012, resulting in payment of a redemption premium of approximately $77 million. Please clarify for us the total amount of your convertible debt redemptions and the circumstances that led to the redemptions and payment of the redemption premium. Additionally clarify how you accounted for the redemption and cite any authoritative literature upon which you relied. Revise future filings as necessary.

We respectfully clarify that our Senior Subordinated Convertible Notes (the "Notes") were not redeemed by the Company during 2012, but were converted (or redeemed) by the holders of the Notes.

As noted in our 10-K, upon conversion by a note holder, the Company pays the value of the accreted principal in cash, and at the discretion of the Company, the remainder of the conversion value (or premium) is paid in cash or stock. Prior to 2012, all such premium was paid in stock. During 2012, some of the premium was paid in cash, leading to the inclusion of such payments in the statement of cash flows as "Redemption premium on convertible debt".

The total cash paid during the year ended December 31, 2012 for the conversion of the Notes was $133.9 million, which includes $57.3 million for the accreted principal and $76.6 million of premium based on conversion values.

The Company is in accordance with Accounting Standards Codification ("ASC") No. 470-20, Debt with Conversion and Other Options, when accounting for the notes. Specifically, the example in ASC No. 470-20-55-80, illustrates how a conversion is recorded. In accounting for the conversion of the notes, debt and the related conversion option in equity are debited and cash is credited. If stock is issued, rather than cash for the premium, then common stock and additional paid in capital would be credited along with cash paid for the accreted principle.

In future filings, the Company will clarify between Note holder conversions and Note redemptions.

* * * *
In connection with the Company's response to the comments of the Staff set forth herein, the Company acknowledges the following:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please address any comments or questions with respect to the foregoing to the undersigned at (941) 556-2616.

Very truly yours,
/s/ John Humphrey
John Humphrey